K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

April 10, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Sunny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 811-190006 Preliminary Proxy Statement on Schedule 14A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 9, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) relating to a meeting of shareholders of Financial Services Trust, a series of the Trust (the “Fund”). The Proxy Statement was filed with the SEC on April 2, 2014, accession no. 0000898432-14-000531.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Proxy Statement.

Comment 1

(a)
In the section entitled “Shareholders and Voting Information,” which begins on page 2 of the Proxy Statement, please move the caption “Voting Procedures,” which appears on page 3, to immediately precede the last paragraph on page 2.

(b)	In the third paragraph on page 3, please delete the last sentence, as it appears to duplicate the first sentence of this paragraph.

(c)	Please move information regarding the number of votes eligible to be cast at the shareholder meeting and share ownership from Appendix A to the body of the Proxy Statement.

Responses to Comment 1

(a)	The Trust has made the requested change.

(b)
The Trust respectfully notes that the first sentence of this paragraph relates to the revocation of proxies by the Fund’s shareholders, i.e., insurance companies that hold Fund shares through separate accounts and funds of funds that are series of the Trust, while the last sentence relates to the revocation of instructions to such insurance companies by contract owners. Nevertheless, the Trust has modified this disclosure to avoid duplication.

Securities and Exchange Commission
April 10, 2014

(c)
The Trust believes that the current format regarding the disclosure share ownership information streamlines the disclosure in the Proxy Statement. Accordingly, the Trust respectfully declines to make this change

Comment 2 — In the discussion of Proposal 1, on p. 6, the second table shows that, if the proposed advisory fee schedule had been in effect during the fiscal year ended December 31, 2013, the Fund would have paid, on a pro forma basis, the same effective annual advisory fee rate that the Fund actually paid during the period under the current fee schedule. The table preceding this information, however, states that the Fund would have paid $1,289,640 during the period under the new schedule, which is less than the $1,297,575 that the Fund actually paid during the period. Please reconcile this information, as it appears that the Fund’s pro forma effective advisory fee rate also would have decreased, given that that the Fund’s asset base would have increased substantially as a result of aggregation with the larger Financial Industries Fund, a series of John Hancock Funds II, to achieve advisory fee breakpoints.

Response to Comment 2 — Although, on a pro forma basis, the Fund would have paid less in advisory fees if the proposed advisory fee schedule had been in effect during 2013, this difference is too small to result in a change in the effective annual rate of 0.78% because of rounding. Also, although when measured at year-end, the aggregate asset base on which the Fund’s advisory fees would have been calculated would have increased substantially, this increase occurred in stages over the year, with the result that the average aggregate asset base for the year as a whole was considerably lower.

Comment 3

(a)
In the discussion for both Proposals 1 and 2, please disclose all information regarding the Fund’s investment adviser and current and proposed subadvisers, as required by Items 22(c)(2), (3), and (13) of Schedule 14A, or confirm that all such information has been disclosed.

(b)
In the disclosure of Board of Trustee considerations of the new advisory and subadvisory agreements, which begin on pages 7 and 12, respectively, please disclose how the Board evaluated each factor it considered, rather than merely listing the factors and conclusory statements regarding each factor. Please see Instruction 1 to Item 22(c)(11)(iii) of Schedule 14A.

(c)	Please disclose in the Proxy Statement whether the approval of either Proposal is contingent on the approval of the other Proposal.

Responses to Comment 3
(a)
The Trust notes that information in response to Items 22(c)(2), (3), and (13) of Schedule 14A is included in Appendix A to the Proxy Statement. Accordingly, no changes are required in response to this comment.

(b)	The Trust believes that its disclosure is responsive to Instruction 1 to Item 22(c)(11)(iii) of Schedule 14A. Accordingly, the Trust respectfully declines to make this change.

(c)	The Trust has made the requested change.

*           *           *

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Proxy Statement, the Trust acknowledges that:

 Securities and Exchange Commission
April 10, 2014

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc: Betsy Anne Seel